H&E EQUIPMENT SERVICES, INC.

7500 Pecue Lane

Baton Rouge, Louisiana 70809

Telephone: (225) 298-5200

March 26, 2013

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Mail Stop: 3561

H&E Equipment Services, Inc.

Registration Statement on Form S-4

(File No. 333-185334)

Ladies and Gentlemen:

This letter is provided in connection with the Registration Statement on Form S-4, File No. 333-185334 (the “Registration Statement”), of H&E Equipment Services, Inc., a Delaware corporation (the “Company”), GNE Investments, Inc., a Washington corporation, Great Northern Equipment, Inc., a Montana corporation, H&E California Holding, Inc., a California corporation, H&E Equipment Services (California), LLC, a Delaware limited liability company, H&E Equipment Services (Mid-Atlantic), Inc., a Virginia corporation, and H&E Finance Corp., a Delaware corporation (collectively, the “Guarantors”). Upon the effectiveness of the Registration Statement, the Company and the Guarantors propose to offer to exchange an aggregate principal amount of up to $630,000,000 of the Company’s 7% Senior Notes due 2022 (the “New Notes”) and the guarantees thereof by the Guarantors, for a like aggregate principal amount of the Company’s outstanding 7% Senior Notes due 2022 issued on August 20, 2012 and February 4, 2013 (the “Old Notes”) and the guarantees thereof by the Guarantors, upon the terms and subject to the conditions set forth in the exchange offer prospectus contained in the Registration Statement. The Old Notes consist of $530,000,000 principal amount of 7% Senior Notes due 2022 issued on August 20, 2012 and $100,000,000 principal amount of 7% Senior Notes due 2022 issued on February 4, 2013.

The Company is registering the exchange offer in reliance on the staff’s position enunciated in Exxon Capital Holdings Corp. (avail. May 13, 1988) (the “Exxon Capital Letter”). Please be advised that the Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the exchange offer and, to the best of the Company’s information and belief, each person participating in the exchange offer is acquiring the New Notes in its ordinary course of business and is not engaged in, does not intend to engage in and has no arrangement or understanding with any person to participate in the distribution of the New Notes. In this regard, the Company will make each person participating in the exchange offer aware that if such person is participating in the exchange offer for the purpose of distributing the New Notes, such person (i) could not rely on the staff position enunciated in the Exxon Capital Letter or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the New Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K.

In addition, the Company will (i) make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market making activities or other trading activities, and who receives New Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes and (ii) include in the transmittal letter to be executed by an exchange offeree in order to participate in the exchange offer provisions to the following effect:

If the undersigned is a broker-dealer that will receive New Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities, it acknowledges that (1) it has not entered into any arrangement or understanding with the Company or an affiliate of the Company to distribute the New Notes and (2) it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale or transfer of such New Notes; however, by so acknowledging and by delivering a prospectus, the undersigned will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

H&E EQUIPMENT SERVICES, INC.

By:	/s/ JOHN M. ENGQUIST
John M. Engquist
Chief Executive Officer